FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For June 18, 2012

Commission File Number: 001-14624

RBS HOLDINGS N.V.

Gustav Mahlerlaan 350
1082 ME Amsterdam
PO Box 12925
1100 AX Amsterdam
The Netherlands

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F __X__       Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This report on Form 6-K shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File Nos. 333-179685 and 333-179685-01) and to be a part thereof from the date which it was filed, to the extent not superseded by documents or reports subsequently filed or furnished.

18 June 2012

Dutch Scheme - Approval of Cross-Border Merger

On 26 March 2012, the Boards of The Royal Bank of Scotland Group plc (RBSG), The Royal Bank of Scotland plc (RBS plc), RBS Holdings N.V.1, The Royal Bank of Scotland N.V.2 (RBS N.V.) and RBS II B.V. announced (the “March Announcement”) that (1) RBS N.V. (as the demerging company) and RBS II B.V. (as the acquiring company) had filed a proposal with the Dutch Trade Register for a legal demerger of a substantial part of the business conducted by RBS N.V. in the Netherlands as well as in certain EMEA branches of RBS N.V. by way of a Dutch statutory demerger (the “Demerger”), and (2) RBS plc and RBS II B.V. had made filings with Companies House in the UK and the Dutch Trade Register respectively for, following the Demerger, a proposed cross-border merger of RBS II B.V. into RBS plc (the “Merger”).

On 18 June 2012, the Court of Session in Scotland made an order (the “Approval Order”), inter alia, approving the completion of the Merger for the purposes of Article 11 of Directive 2005/56/EC of the European Parliament and the Council of the European Union.

The Court fixed 00.01 hrs (British Summer Time) on 9 July 2012 (the “Effective Time”) as the time and date on which the consequences of the Merger are to have effect. It is expected that the Demerger will be implemented shortly prior to the Merger and come into effect at 00:00 hrs (Central European Summer Time) on 9 July 2012.  In the event that the consequences of the Merger cannot have effect at the Effective Time by reason that the Demerger does not take place before the Effective Time, the Court has, under the Approval Order, given leave to RBS plc and RBS II B.V. to apply to the Court to fix a new time and date on which the consequences of the Merger are to have effect.

The detailed proposals for the Merger are available for inspection at Companies House in the UK and the Dutch Trade Register and can be viewed at http://www.investors.rbs.com/RBS_NV.

Copies of the Approval Order are available on application to Dundas & Wilson CS LLP, Saltire Court, 20 Castle Terrace, Edinburgh EH1 2EN, United Kingdom.

The Deed of Irrevocable Offer (as described in the March Announcement and which has been executed by RBS plc) and the undertakings given by RBS plc to the Court in connection with that Deed and the Merger can be viewed at http://www.investors.rbs.com/RBS_NV.

For Further Information Contact:

RBS Group Investor Relations Greg Case, Debt Investor Relations +44 207 672 1759	RBS Group Media Relations Michael Strachan, Group Media Centre +44 131 523 4414

Disclaimer

No person should place any reliance on the information referred to in this announcement concerning the proposed Demerger and the Merger (the Demerger and the Merger together, the “Dutch Scheme”) in connection with making an investment decision or for any other purpose and should be aware that changes to the current proposals (including, without limitation, the eventual manner in which RBS plc may become the issuer of any securities issued by RBS N.V., the timing pursuant to which RBS plc may become the issuer of such securities or any other details of the Dutch Scheme as set out above or to the plans for the guarantees granted by RBS N.V. in relation to securities issued by entities other than RBS N.V.) may be made if required, or if determined by RBS N.V. or RBS plc (in their absolute discretion) to be desirable for commercial or other reasons. Accordingly, nothing in this announcement should be taken as (or is) a representation as to the details of the Dutch Scheme or that RBS plc will or will not become the issuer or guarantor of any of the RBS N.V. securities or guarantees, whether in the manner described in this announcement, in accordance with the timing set out in this announcement, or at all. Investors should refer to http://www.investors.rbs.com/RBS_NV (for securities issued prior to 23 March 2012) or the issue and/or offer documents (including term sheets) (for securities issued from on or around 23 March 2012) for information as to which securities RBS plc is or is not expected to become the issuer of as a result of the Dutch Scheme (such information being up-to-date as at the date there indicated). For the avoidance of doubt, this announcement has been prepared and circulated solely for information purposes and does not constitute an offer to any person. If you are in any doubt as to whether there is any tax or other impact on you as a result of the Dutch Scheme, please discuss such matters with your advisers.

Cautionary Statement

Certain statements found in this document may constitute “forward-looking statements” as defined in the U.S. Private Securities Litigation Reform Act of 1995. Such “forward-looking statements” reflect management’s current views with respect to certain future events and financial performance and include any statement that does not directly relate to any historical or current fact. Words such as “anticipate,” “believe,” “expect,” “estimate,” “forecast,” “intend,” “plan,” “project” and similar expressions which indicate future events and trends may identify “forward-looking statements”. In particular, this document includes forward-looking statements relating, but not limited, to the Dutch Scheme. Such statements are based on current plans, estimates and projections and are subject to various risks, uncertainties and other factors that could cause actual results to differ materially from those projected or implied in the “forward-looking statements”. Certain “forward-looking statements” are based upon current assumptions of future events which may not prove to be accurate. Other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to: the ability to complete restructurings on a timely basis; regulatory or legal changes (including those requiring any restructuring of the operations of RBSG, RBS plc, RBS Holdings N.V., RBS N.V. or RBS II B.V.) in the United Kingdom, the Netherlands, the United States and other countries in which these entities operate; changes in UK and foreign laws, regulations, accounting standards and taxes, including changes in regulatory capital regulations and liquidity requirements; and the success of RBSG, RBS plc, RBS Holdings N.V., RBS N.V. or RBS II B.V. in managing the risks involved in the foregoing.

Undue reliance should not be placed on “forward-looking statements” as such statements speak only as of the date of this document. None of RBSG, RBS plc, RBS Holdings N.V., RBS N.V. nor RBS II B.V. undertake to update any forward-looking statement contained herein to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

The information, statements and opinions contained in this document do not constitute a public offer under any applicable legislation or an offer to sell or solicitation of any offer to buy any securities or financial instruments or any advice or recommendation with respect to such securities or other financial instruments.

1     Formerly known as ABN AMRO Holding N.V.

2     Formerly known as ABN AMRO Bank N.V.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RBS HOLDINGS N.V. (Registrant)
Date:	June 18, 2012	By:	/s/Pieter van der Harst
			Name:	Pieter van der Harst
			Title:	Chief Financial Officer